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                                                                  EXHIBIT 3.2(a)


                        THE COMPANIES LAW (2000 REVISION)

                            Company Limited by Shares

                            MEMORANDUM OF ASSOCIATION

                                       OF

                                     NEW SAC

1.       The name of the Company is NEW SAC.

2. The Registered Office of the Company will be situate at the offices of MAPLES & CALDER, P.O. BOX 309GT, UGLAND HOUSE, SOUTH CHURCH STREET, GEORGE TOWN, GRAND CAYMAN, CAYMAN ISLANDS or at such other location as the Directors may from time to time determine.

3. The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by any law as provided by Section 7(4) of The Companies Law (2000 Revision).

4. The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by Section 27(2) of The Companies Law (2000 Revision).

5. Nothing in the preceding sections shall be deemed to permit the Company to carry on the business of a Bank or Trust Company without being licensed in that behalf under the provisions of the Banks & Trust Companies Law (2000 Second Revision), or to carry on Insurance Business from within the Cayman Islands or the business of an Insurance Manager, Agent, Sub-agent or Broker without being licensed in that behalf under the provisions of the Insurance Law (1999 Revision), or to carry on the business of Company Management without being licensed in that behalf under the provisions of the Companies Management Law (2000 Revision).

6. The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; Provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

7. The liability of the members is limited to the amount, if any, unpaid on the shares respectively held by them.


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8.       The capital of the Company is US$22,000 comprising 100 million Ordinary
         Shares with a par value of US$0.0001 and having the rights and preferences attached thereto as set out in the Articles of Association (the "Ordinary Shares"); and 100 million Preferred Shares with a par value of US$0.0001 having the rights and preferences attached thereto as set out in the Articles of Association (the "Preferred Shares"); and 20 million Non-Voting Ordinary Shares with a par value of US$0.0001 having the rights and preferences attached thereto as set out in the Articles of Association (the "Non-Voting Ordinary Shares"); provided always that, subject to the provisions of The Companies Law (2000 Revision) and the Articles of Association, the Company shall have power to redeem or purchase any of its shares and to sub-divide or consolidate the said shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be Ordinary, Preferred, Non-Voting Ordinary or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

9. The Company may exercise the power contained in Section 224 of The Companies Law (2000 Revision) to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdiction.